Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated July 19, 2004

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   ☒

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on July 19, 2004, entitled "Statoil shares in demand".

The press release included in this Form 6-K does not constitute an offer to sell, purchase, exchange or transfer any securities or a solicitation of any such offer in the United States or any other jurisdiction. Securities may not be offered or sold in the United States absent registration or an exemption from registration under US Securities Act of 1933, as amended, (the "Securities Act"). Neither Statoil ASA nor any other participant in the transactions described herein intends to register any securities under the Securities Act or with any securities regulatory authority of any state or other jurisdiction in the United States in connection with the proposals described in this announcement.

UBS is acting solely for the Ministry of Petroleum and Energy and no-one else.

Statoil shares in demand

The Norwegian state sold almost all the Statoil shares it put up for sale to private investors in the period 12-16 July.

In all 16.76 million shares were sold, at a total value of more than NOK 1.4 billion. Some 7,300 private investors bought shares in the five-day period.

"It is positive that the sale mobilised so many private buyers," says Mari Thjømøe, vice president for investor relations in Statoil. "It shows that there is considerable interest in Statoil in the market."

Private individuals could purchase from 50 to 10,000 shares, at NOK 85 per share.

DnB NOR Markets was responsible for organising the sale.

On 6 July the state sold 100 million shares to institutional investors through the US global investment bank Lehman Brothers. Following the latest sale organised by DnB NOR, which was aimed at smaller private investors, the privately-owned proportion of shares in Statoil has increased from 18.3 to 23.7 per cent.

Contact persons:

Mari Thjømøe, vice president for investor relations, + 47 90 77 78 24 (mobile).

Thore E Kristiansen, vice president investor relations in USA, +47 91 66 46 59 (mobile).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: July 19, 2004	By:	/S/ Eldar Sætre Eldar Sætre Acting Chief Financial Officer